Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.

Miami     •     Ft. Lauderdale     •     Tampa

January 7, 2005

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SFBC International, Inc. (the “Company”) Registration Statement on Form S-3 File Number: 333-120152

Dear Mr. Riedler:

     This letter is in response to comments of the Staff regarding the above-referenced filing which were provided in your letter to Arnold Hantman, dated December 8, 2004.

     Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Selling Securityholders, page 18

1.	We note the disclosure you are proposing in response to comment 1. In addition to this disclosure, please further revise footnote (2) in the Selling Securityholders section to identify which sellers are broker-dealers and which sellers are affiliates of broker-dealers. Alternatively, you may choose to use two footnotes: one identifying broker-dealers and one identifying affiliates of broker-dealers. Also, for the Plan of Distribution section, in addition to the language you have proposed, you should identify in that section the sellers who are broker-dealers.

     This is to confirm that, in addition to our previously proposed disclosure, the Company will revise the footnotes in the Selling Securityholders section to separately identify which sellers are broker-dealers and which sellers are affiliates of broker-dealers and will revise the Plan of Distribution section to identify which sellers are broker-dealers.

2.	We note your response to comment 3 and reissue the comment. Unless the natural persons who have voting and investment control of the securities being offered can be ascertained by looking at the holders’ SEC filings, your registration statement should identify the natural persons. Please revise accordingly, or confirm for us that all holders are public companies such that the natural persons who have voting and investment control can be identified through the holders’ SEC filings.

150 West Flagler Street, Suite 2200     •     Miami, Florida 33130     •     Phone (305) 789-3200     •     Fax (305) 789-3395     •     www.stearnsweaver.com

Securities and Exchange Commission
January 7, 2005

     This is to confirm that the Company will revise the Selling Securityholders section to include the name of the natural person with voting and investment control of the securities identified by the holder where such information is not available through the holder’s SEC filings.

3.	We note your response to comment 4 and reissue the comment. We interpret the referenced telephone interpretation to mean that you may file a prospectus supplement in order to add names of the selling shareholders when you are substituting one selling shareholder name for another selling shareholder name. In order to use this mechanism, you must be able to trace the ownership of the securities for the selling shareholder that is being added to a previous owner that was previously identified in the table. If you are unable to do this, the new selling shareholder must be identified in a post-effective amendment.

If you file a post effective amendment for the sole purpose of identifying additional selling securityholders, selling shareholders that were previously identified in the selling securityholder table may continue to use the prospectus.

We note your discussion relating to Proposed Rule – Securities Offering Reform (Release No. 33-8501). Please note, if this rule is adopted it will constitute a change from our current position.

     This is to confirm that the Company will revise the prospectus in accordance with the Staff’s comment and utilize prospectus supplements and post-effective amendments in accordance with the Staff’s position.

     We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.

     Thank you for your assistance.

Sincerely,
/s/ Alison Miller
Alison Miller

cc: Arnold Hantman

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